

September 27, 2010

Paul A. Friedman, M.D.
Chief Executive Officer
Incyte Corporation
Experimental Station
Route 141 & Henry Clay Road
Building E336
Wilmington, DE 19880

  Re: **Incyte Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 5, 2010
     Schedule 14A
     Filed April 9, 2010
     File No. 001-12400

Dear Dr. Friedman:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Jeffrey P. Riedler
        Assistant Director